UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

 Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 9, 2024, Formula Systems (1985) Ltd. (“Formula” or the “Company”) announced that it has received the approval of the Israeli Securities Authority to a 12-month extension of the term of the Company’s Israeli shelf prospectus filed on September 21, 2022, under which that prospectus will now remain in effect until August 21, 2025.

A copy of the announcement is appended to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
Name: Asaf Berenstin Title: Chief Financial Officer
Date: September 9, 2024

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Formula Systems Announces Extension of September 2022 Shelf Prospectus

3